UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 001-36619

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Affimed N.V.

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Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Affimed N.V.

On September 4, 2015, Affimed N.V. (the “Company”) granted 475,000 options to purchase its common shares to certain managing directors of the Company at an exercise price of U.S.$9.42 per share (the “Option Grant”). The Option Grant was made pursuant to the Company’s Equity Incentive Plan 2014 which was established on September 17, 2014.

As part of the Option Grant, Adi Hoess received 290,000 stock options, Florian Fischer received 105,000 stock options and Jens-Peter Marschner received 80,000 stock options. The stock options expire on September 4, 2025 and will vest over a period of three years. One-third will vest on September 4, 2016, with the remainder vesting in equal tranches at the end of each 3-month period thereafter.

As required under Dutch law, the Option Grant was reported to the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) on September 8, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, September 15, 2015.

AFFIMED N.V.
By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer